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SECURIT 09040142 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1230 MAIN ST
(No. and Street)

Columbia (City) SC (State) 29201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Spires 803.931.1693
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

225 Peachtree St NE (Address) Suite 600 Atlanta (City) GA (State) 30303-1728 (Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

4/11

OATH OR AFFIRMATION

I, Franklin Britt Borders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Citizens Securities Corp, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Britt Borders
Signature

President
Title

Anne Marie Gibbons
Notary Public

MY COMMISSION EXPIRES SEPTEMBER 13, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CITIZENS SECURITIES CORPORATION

(A WHOLLY OWNED SUBSIDIARY OF FIRST CITIZENS BANK AND TRUST COMPANY, INC.)

Financial Statements and Schedules

December 31, 2008 and 2007

(With Independent Auditors' Report Thereon)

DIXON HUGHES PLLC

Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
First Citizens Securities Corporation:

We have audited the accompanying balance sheets of First Citizens Securities Corporation (a wholly owned subsidiary of First Citizens Bank and Trust Company, Inc.) (the "Company") as of December 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Securities Corporation as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

Charlotte, North Carolina
February 24, 2009

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Balance Sheets
December 31, 2008 and 2007

	2008	2007
ASSETS		
Cash (Note 4)	$ 3,038,618	$ 1,785,820
Furniture and equipment, net (Note 3)	22,464	32,734
Prepaid expenses	39,940	45,583
Commissions receivable	113,783	1,830
Other assets	8,553	13,223
Total assets	3,223,358	1,879,190
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Due to Related Parties (Note 4)	558,395	333,332
Accrued compensation expense	253,390	235,049
Total liabilities	811,785	568,381
Stockholder's equity (Note 7):		
Common stock, $100 par value, 1 share authorized, issued and outstanding	100	100
Additional paid-in capital	749,900	749,900
Retained earnings	1,661,573	560,809
Total stockholder's equity	2,411,573	1,310,809
Total liabilities and stockholder's equity	$ 3,223,358	$ 1,879,190

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Statements of Income
For the years ended December 31, 2008 and 2007

	2008	2007
REVENUES		
Commissions	$ 5,677,527	$ 4,621,257
Other income	1,438	136,134
Total revenues	5,678,965	4,757,391
EXPENSES		
Employee compensation and benefits (Note 6)	3,139,857	2,973,215
Brokerage fees	313,101	225,827
Fees paid to Related Parties (Note 4)	156,291	156,291
Professional fees	23,964	60,435
Printing and office supplies	29,930	45,255
Depreciation expense	13,216	9,402
Furniture and equipment expense	14,251	21,101
Other expenses	285,440	241,044
Total expenses	3,976,050	3,732,570
Income before income taxes	1,702,915	1,024,821
Income tax expense (Note 5)	(602,151)	(372,010)
Net income	$ 1,100,764	$ 652,811

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Statements of Changes in Stockholder's Equity
For the years ended December 31, 2008 and 2007

	Common Stock - Shares	Common Stock - Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at December 31, 2006	1	100	249,900	(92,002)	157,998
Net income	—	—	—	652,811	652,811
Capital contribution	—	—	500,000	—	500,000
Balance at December 31, 2007	1	$ 100	$ 749,900	$ 560,809	$ 1,310,809
Net income	—	—	—	1,100,764	1,100,764
Balance at December 31, 2008	1	$ 100	$ 749,900	$ 1,661,573	$ 2,411,573

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Statements of Cash Flows
For the years ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,100,764	$ 652,811
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	13,216	9,402
Decrease in income tax receivable	—	52,315
Decrease (increase) in prepaid expenses	5,643	(25,697)
Increase in commissions receivable	(111,953)	(1,830)
Decrease in other assets	4,670	39,444
Net change in due to Related Parties	225,063	26,304
Increase in accrued salary expense	18,341	110,812
Net cash provided by operating activities	1,255,744	863,561
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(2,946)	(42,136)
Net cash used by investing activities	(2,946)	(42,136)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution	—	500,000
Net cash provided by financing activities	—	500,000
Increase in cash	1,252,798	1,321,425
Cash at beginning of year	1,785,820	464,395
Cash at end of year	$ 3,038,618	$1,785,820

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

First Citizens Securities Corporation ("FC Securities" or the "Company") was organized as a South Carolina corporation, and on October 13, 2005, it became a wholly owned subsidiary of First Citizens Bank and Trust Company, Inc. ("First Citizens" or the "Parent") through the issuance of 1 share of $100 par value common stock. The Parent is a wholly owned subsidiary of First Citizens Bancorporation, Inc. ("Bancorporation"), a financial holding company located in Columbia, South Carolina. First-Citizens Bank & Trust Company, Raleigh, North Carolina ("FCBNC") is the wholly-owned subsidiary of First Citizens BancShares, Inc. ("BancShares"). Bancorporation's Vice Chairman and one of its principal shareholders are directors and executive officers of BancShares and FCBNC. First Citizens, other subsidiaries of Bancorporation, BancShares and FCBNC are collectively referred to as "Related Parties".

FC Securities is a registered broker/dealer in securities with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission, a registered investment adviser, and a licensed insurance agency. Revenue is earned through commissions and fees earned on transactions with its customers. The majority of FC Securities' customers are located in South Carolina and Georgia in markets served by First Citizens.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America. The more significant of these policies used in preparing the Company's financial statements are described in this summary.

(a) Furniture and Equipment
Furniture and equipment are reported at cost less accumulated depreciation. Depreciation is included in expense over the estimated useful lives of the assets (generally three to ten years). Depreciation and amortization are calculated using straight-line methods. Maintenance, repairs and minor improvements are expensed as incurred.

(b) Income Taxes
The Company is included in the consolidated federal income tax return of Bancorporation, and computes its provision for federal income taxes using Bancorporation's federal income tax rate. A tax allocation arrangement exists between the Company and Bancorporation. State income taxes are computed on a separate company basis since the Company files separate state income tax returns.

(c) Commission Revenue
Commissions earned on sales and purchases of securities for customers are recorded on a settlement date basis, which does not differ materially from a trade date basis.

(d) Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – FURNITURE AND EQUIPMENT

Furniture and equipment are summarized as follows:

	2008	2007
Furniture and equipment	$ 45,082	$ 42,136
Less: Accumulated depreciation	(22,618)	(9,402)
Total premises and equipment	$ 22,464	$ 32,734

Provisions for depreciation were $13,216 and $9,402 for the years ended December 31, 2008 and 2007, respectively.

NOTE 4 – TRANSACTIONS AND RELATED PARTIES

At December 31, 2008 and 2007, the Company had $664,424 and $357,672, respectively in a noninterest bearing demand deposit account at the Parent. Due to Related Parties consists of various items paid by the Parent on behalf of the Company, such as payroll and various general and administrative expenses. Expenses discussed in this note are allocated under various methods determined by the Company and Related Parties and are subject to change.

In 2008 and 2007, the Company paid a management fee of $156,291 to First Citizens to compensate it for various executive management and professional services.

NOTE 5 – INCOME TAXES

The component of income tax expense is as follows:

	2008	2007
Current:		
Federal	$ (602,151)	$ (372,010)
	$ (602,151)	$ (372,010)

The income tax expense for the period differed from the amount computed by applying the Parent's federal income tax rate of 35% to income before income taxes because of the following:

	2008	2007
Income tax expense at federal rate	$ (598,771)	$ (361,280)
Other	(3,380)	(10,730)
	(602,151)	(372,010)

NOTE 6 – EMPLOYEE BENEFIT PLANS

The Parent sponsors a noncontributory, qualified defined benefit pension plan (the "Pension Plan") covering substantially all full-time employees, including the employees of the Company. Under the Pension Plan, benefits are based on years of service and average earnings. The Parent's policy is to fund amounts approximating the maximum amount that is deductible for federal income tax purposes. The Pension Plan's assets consist of investments in the Parent's common trust funds, which include listed common stocks and fixed income securities, as well as investments in mid-cap and small-cap stocks through unaffiliated money managers. For the years ended December 31, 2008 and 2007, pension expense of $78,648 and $27,315 was allocated, respectively, to the Company by the Parent.

On July 19, 2007, the Parent's Board of Directors approved an amendment to the Pension Plan to provide that any employee who is hired or rehired on or after September 1, 2007 will not be eligible to participate in the Pension Plan. In addition, all current participants of the Pension Plan were eligible to irrevocably opt out of accruing further benefits in the Pension Plan in order to participate in an enhanced contributory savings plan beginning January 1, 2008. Participants who did not elect the enhanced contributory savings plan will continue to accrue benefits in the Pension Plan.

The Parent also sponsors a defined contribution savings plan (the "CAP Plan"), covering substantially all full-time employees, including the employees of the Company. The CAP Plan permits eligible employees to make contributions, with the Company matching a certain percentage of the employee's contributions. During 2008 and 2007, the Company made matching contributions of approximately $93,403 and $72,760, respectively, to the CAP Plan. The CAP Plan is available for employees after completion of thirty-one days of consecutive service.

On July 19, 2007, the Parent's Board of Directors approved an enhanced contributory savings plan covering employees hired or rehired on or after September 1, 2007 and will receive benefits beginning January 1, 2008. The Company matches 100% of the employees' contributions of up to 6% of compensation and will contribute a profit sharing contribution equal to 3% of a participant's compensation regardless of whether the participant is making contributions. The matching funds contributed by the Company are immediately 100% vested.

NOTE 7 – NET CAPITAL REQUIREMENTS

FC Securities is a registered broker/dealer in securities with FINRA. FC Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

At December 31, 2008, the Company had net capital as defined of $1,878,408; the Company's aggregate indebtedness to net capital ratio was .43 to 1.

At December 31, 2007, the Company had net capital as defined of $1,175,767; the Company's aggregate indebtedness to net capital ratio was .48 to 1.

FIRST CITIZENS SECURITIES CORPORATION **Schedule 1**
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Computation of Aggregate Indebtedness and Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2008

	2008
AGGREGATE INDEBTEDNESS	
Accounts payable, accrued liabilities and due to Related Parties	$ 811,785
NET CAPITAL	
Total stockholder's equity	2,411,573
Less nonallowable assets:	
Prepaid expenses	39,940
Excess cash deposit with the Parent bank	348,425
Other assets	144,800
Net capital before haircuts	1,878,408
Haircut adjustment	—
Net capital	1,878,408
Capital requirement	54,119
Net capital excess	$ 1,824,289
Ratio – aggregate indebtedness to net capital	.43 to 1

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X-17A-5, Part II-A Quarterly, dated December 31, 2008.

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION **Schedule 2**
(A Wholly Owned Subsidiary of First Citizens Bank and Trust Company, Inc.)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

The Company is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold customer cash or securities. Checks are received in the name of the Company or the clearing agent and are immediately restrictively endorsed and deposited in a bank account of the clearing agent. Securities received are forwarded overnight to the clearing agent. The Company fully introduces brokerage accounts to the clearing agent and the Company does not have balances which would be included in a reserve computation. Therefore, the reserve requirement under Rule 15c3-3 was $ -0- at December 31, 2008.

The above computation does not materially differ from the Company's computation, as shown in its FOCUS Report Form X-1 7A-5, Part II-A, dated December 31, 2008.

The accompanying notes are an integral part of these financial statements.

DIXON HUGHES PLLC

Certified Public Accountants and Advisors